Exhibit 99.4

PRESS RELEASE

Mozambique LNG : Clarification by TotalEnergies on Financing
of the Project

Paris, December 2, 2025 – Further to the communications made by the UK and Dutch authorities regarding the involvement of their Export Credit Agencies, UK Export Finance (UKEF) and Atradius, in the financing of Mozambique LNG project, TotalEnergies wishes to clarify the following:

•	In 2020, Mozambique LNG concluded a project financing for a total amount of USD 15.4 billion with a group of approximately 30 lenders including Export Credit Agencies and commercial banks.

•	Due to the prolonged Force Majeure period, Mozambique LNG has negotiated with the lenders an amended financing agreement in order to align the documentation with the updated project schedule. After the lifting of force majeure by Mozambique LNG, and the will of the consortium to resume the project, Mozambique LNG partners decided to proceed without the participation of UKEF and Atradius since these two Export Credit Agencies had not yet reconfirmed their commitment.

•	The Mozambique LNG partners have unanimously agreed to provide additional equity to replace the UKEF and Atradius contributions, representing in aggregate approximately 10% of the external financing.

•	TotalEnergies and its partners would like to thank the lenders representing around 90% of the external financing who have confirmed their commitment to the financing of the project, acknowledging its positive contribution to the development of Mozambique.

Furthermore, TotalEnergies has taken note of the reports commissioned by the Ministry of Finance of the Netherlands from external advisors Clingendael and Pangea Risk regarding the human rights and security situation in Cabo Delgado, which were published on 1st December despite the fact that Atradius is no longer part of the financing.

TotalEnergies regrets that both external advisors did not travel to Mozambique and conduct on-the-ground investigations by themselves, but produced a report relying mainly on information collected through third parties.

Regarding the allegations of human rights abuses by members of the Mozambique Defense Forces, TotalEnergies reiterates the clarifications made by the Company on 20th November 2025 and invites its stakeholders to visit the dedicated webpage on its website here.

***

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).